Filed by Source Interlink Companies, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Alliance Entertainment Corp.
(Commission File No. 001-13054)

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC. The following presentation will be used by S. Leslie Flegel, Source Interlink’s Chairman and Chief Executive Officer, in connection with investor presentations that Source Interlink plans to hold. Certain slides may be incorporated into other presentations by Source Interlink and Alliance Entertainment.

Leslie Flegel, Chairman and CEO Investor Presentation November 2004 NASDAQ: SORC

Safe Harbor Statement This presentation contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, (i) timing of the merger; (ii) future business operations, plans, strategies and results, (iii) the ability to leverage existing relationships; (iv) cross-selling opportunities, (v) product and service offerings and capabilities and (vi) expected synergies, integration, elimination of redundancies and economies of scale. These forward-looking statements reflect Source Interlink's and Alliance Entertainment's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Factors that could cause actual results to differ include: (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Source Interlink and Alliance Entertainment; (ii) an evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) regulatory or other delays in completing the proposed merger in a timely manner or at all; (vi) the ability to attract and retain employees pending the consummation of the merger and thereafter; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Source Interlink's filings with the Securities and Exchange Commission, including its 10-K filings. Source Interlink does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise. Additional Information and Where You Can Find It In connection with the proposed merger between Source Interlink and Alliance Entertainment Corp. described in this press release, Source Interlink intends to file a registration statement on Form S-4 including a proxy statement/prospectus and other materials with the Securities and Exchange Commission. Investors and security holders are urged to read these materials when they become available because they will contain important information about the merger. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning Source Interlink at the Securities and Exchange Commission's website, http://www.sec.gov. Source Interlink, Alliance Entertainment and its respective board members and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Source Interlink and Alliance Entertainment in connection with the merger agreement. Information about the board members and executive officers of Source Interlink and their ownership of Source Interlink shares is set forth in the proxy statement for Source Interlink's 2004 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on May 28, 2004. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available. Safe Harbor and Additional Information

Source Interlink Companies Announces Merger with Alliance Entertainment Corp. Merger to create major direct-to-retail marketing, merchandising and fulfillment company for the home entertainment content industry Merger Announcement

Source Interlink Companies Source Interlink Companies Direct magazine distribution Front-end management Rebate management Fixture design and manufacturing Alliance Entertainment Corp. Music/DVD trading partner Vendor managed inventory Consumer direct fulfillment Third party logistics

Merger Overview The combination creates a leading provider of logistics services to the home entertainment products market Contact with almost every major retailer in the U.S. (Supermarkets, specialty retailers, mass merchandisers, drug stores, etc.) Expands the relationship and breadth of services to existing retail trading partners Creates single distribution channel for premier publishers, media, and entertainment companies Provides significant revenue and costs synergies

Transaction Details Transaction Tax free merger of Source Interlink and Alliance Pro Forma Ownership 50% / 50% on a fully diluted basis Shares to be Issued (estimated) 27.2 million Source Interlink shares and 800,000 shares for assumed options, warrants and other rights (based on Nov. 15 capitalization) Board Representation Expanded to 11 members 6 designated by Source 5 designated by Alliance Lock-up Agreement Yes

Corporate Structure CEO/ Chairman Leslie Flegel President/ COO Jim Gillis CFO/ Administration Marc Fierman Exec. VP Operations Jason Flegel Exec. VP Sales/ Marketing John Amann Exec. VP Alliance Div. Alan Tuchman Source Interlink Fulfillment Division World Wide Source Interlink International In-Store Services Interlink One Stop Group Vendor Managed Inventory Consumer Direct Fulfillment

Market position Source Interlink Companies 100,000 stores 250,000 checkout locations/500 million consumers per week 800,000 square feet of manufacturing facilities 500,000 square feet of distribution facilities Primary source of scan based data for magazine sales Alliance Entertainment Corp. 30,000 stores 2 million individual consumers 400,000 SKUs Music/movies/games 500,000 square feet fulfillment facilities Approx. 200 merchandisers in the field

Source Interlink Client Base Trade names and trademarks of the companies listed above are the property of their respective holders. 17

Alliance Entertainment Client Base Trade names and trademarks of the companies listed above are the property of their respective holders.

Diversified Publisher Client Base 21 Trade names and trademarks of the companies listed above are the property of their respective holders.

Diversified Audio/Video Client Base

Source Distribution Network Dallas,TX Honolulu, HI Kent, WA Primary News San Diego, CA Atlanta, GA Rockford, IL Harrisburg, PA Covers Return Center Los Angeles, CA Carteret, NJ Empire News, Jamestown, NY

Alliance National Sales Force 50 Sales people in 23 distinct locations

Source Interlink Net Revenue Growth 2000-2005 (fiscal year ending Jan 31) 2000 2001 2002 2003 2004 2005 (est) Net Revenue $ Millions 82 92 238 291 333 370

Alliance (DSFG) Net Revenue Growth Calendar 2000-2004 2000 2001 2002 2003 2004 (est) Net Revenue $ Millions 466 589 793 858 960

Combined Sales and EBITDA fiscal year ended January 31, 2004* Revenue $1.2 Billion EBITDA $59.1 Million *For Source Interlink, EBITDA figure includes $1.7 million for one time relocation adjustment and $0.9 million for termination of debt. For Alliance, figures exclude "All Media Guide" and "Digital On-Demand" businesses and discontinued operations.

Combined Company Cost Synergies Distribution and Operations Consolidation of Common Freight Carriers Distribution Center Process Improvements Consolidation of Alliance Racking Purchases through Source Interlink Utilize West Cost Distribution Center for Cross Docking Selling, General and Administrative Insurance: Property/Medical/Workers' Compensation Headcount Reductions Fulfillment: Reporting and Cost Management Legal and Audit Fees Information Technology Consolidation of IT Departments and Platforms Cumulative Cost Synergies (2 years following close) $11.9 M

Growth Opportunities Opportunity Strategy Leverage retail relationships to expand product offerings DVDs in the checkout lane trials to begin in leading supermarket chains Expand magazine distribution services to mainstream retailers Build on Alliance's Retail Services Group relationships to complete offering for mainstream retailers Create market for services overseas Replicate US business model in Europe Pursue strategic acquisitions Combined financial strength enhances the ability to pursue strategic acquisitions

DVD: Unprecedented Growth Trend 3 billion DVD units plus 100 million players have been shipped since the launch in 1997 About 650 million DVD units were shipped to retail in the first half of 2004 (Up 52% over 2003) DVD has established its presence in the mainstream market and supermarkets have become an increasingly important outlet

DVD Fulfillment Opportunity at the Checkout "As the DVD market matures and we get into mass market numbers, supermarkets are going to be the first ones to benefit." "The impulse purchasing by the female shopper who sees DVDs at the checkouts or in the aisles is going to contribute to these already strong number." Supermarket News - DVD Seeing Olympian Growth Trends Amy Jo Donner executive director DEG: The Digital Entertainment Group

Checkout Display Checkout Display 250,000 fixtures built and placed in 80,000 stores by Source 500 million consumers per week Represents 5-8% of store profits from approximately 200 sq. ft. of space High margin, impulse purchase products: - Home entertainment - Batteries - Film - Razor blades

High impulse High cover price Low weight AEC Fits the Source Model Because DVDs and CDs are: Pocket size Product variety Retailer appeal

The Changing Marketplace of U.S. Magazine Distribution Market size: $4.5 Billion (est.) 1995: Transition from local to regional distribution Evolution of four surviving distribution companies operating from approximately 400 distribution locations Shrinking margins, higher costs, lower sell-through percentage Reduction of retail outlets carrying magazines plus reduction of space allocated to magazines-harmful to the publishing and retailing communities A new paradigm established through direct distribution creates opportunity for change Direct to Retail Distribution Traditional Distribution MARKET SHARE 10 90 * All data is approximate

Traditional Magazine Distribution Model Wholesaler Store Store Store Store Wholesaler Store Store Store Store 400 Points of Distribution 49 Trucks and drivers have limited delivery range Publisher Publisher Publisher Publisher Publisher National Distributors National Distributors National Distributors

Direct Distribution Model Publisher Store INTERLINK 8 Points of Distribution Store Store Store Store Store Store Publisher Publisher Publisher Publisher 51 Made possible because FedEx flies and delivers to every zip code every day National Distributors National Distributors National Distributors

Mainstream Magazine Distribution Acquisition of Empire News adds 1000 stores and about $35 million in retail sales from retailers who collectively operate 29,000 stores representing approximately $850 million in retail sales. Acquisition of PROMAG opens relations with retailers in 14 western states. Recently announced launch into the mainstream market of 581 stores and subsequent expansion to 800+ stores.

Expected Closing The terms of the transaction have been approved by Source Interlink's and Alliance Entertainment's boards of directors The merger is subject to shareholder and regulatory approval, obtaining existing lender consent, and customary closing conditions The merger is expected to close by the end of April 2005

Conclusion The combination creates a leading provider of logistics services to the home entertainment products market Contact with almost every major retailer in the U.S. (Supermarkets, specialty retailers, mass merchandisers, drug stores, etc.) Expands the relationship and breadth of services to existing retail trading partners Creates single distribution channel for premier publishers, media, and entertainment companies Provides significant revenue and costs synergies

NASDAQ: SORC